J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024
972-431-1000

May 29, 2015
William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
Washington, DC 20549

Re:        J. C. Penney Company, Inc.
Form 10-K for the Fiscal Year ended January 31, 2015
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2015
File No. 1-15274

Dear Mr. Thompson:

We are in receipt of your letter dated April 28, 2015, and have included our response to your comments below.  The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings.  We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the letter, with the Staff's comment presented in bold italicized text, followed by our response.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.
We note you simplified your comparable stores sales calculation beginning in 2014. Please tell us if your calculation includes commission revenue earned on sales generated by licensed departments. Additionally, please tell us whether commission revenue and square footage occupied by licensed departments is included in your calculations of sales per square foot. Please clarify your disclosure accordingly in future filings.

Response:

Our comparable stores sales calculation includes commission revenue earned on sales generated by licensed departments. Additionally, commission revenue and square footage occupied by licensed departments are included in our calculations of sales per square foot.

In future filings we will include additional language to clarify that our definition of comparable stores sales includes commission revenue earned on sales generated by licensed departments and that our calculation of sales per square foot includes commission revenue and square footage occupied by licensed departments.

2.	Please tell us your consideration of disclosing the percentage of private label brand sales to your total branded sale operations for each period presented.

Response:

Based on how the Company categorized its merchandise as of the end of fiscal 2014, for each of fiscal years 2014, 2013 and 2012, private brand merchandise comprised 41.9%, 40.9% and 47.8%, respectively, of total merchandise sales.  Exclusive brand merchandise comprised 8.4%, 9.8% and 5.6% of total merchandise sales for 2014, 2013, and 2012, respectively.  In response to the Staff’s comment, in future filings we will disclose the percentage of private and exclusive brand merchandise sales to total merchandise sales.

Note 2. Significant Accounting Policies

Merchandise and Services Revenue Recognition

3.
We note internet sales are recognized at the time of shipment rather than upon delivery to and acceptance by the customer. Please explain to us why this policy is appropriate and clarify your disclosure in future filings. In doing so, please tell us whether your stated shipping terms are FOB shipping point or FOB destination and whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Reference is made to SAB Topic 13.

Response:

Our sales agreements are silent as to when title passes to the customer and whether the customer has the right of inspection and acceptance of the ordered merchandise. Our internet sales are recognized upon shipment due to our systems limitations on the ability to capture the required evidence of delivery needed to initiate the recognition of revenue. We have assessed the system changes that would be required to record sales upon delivery and concluded that such changes would be complex and require a substantial investment of time and resources. Moreover, we believe the cost required to make the system changes would exceed the benefit, as the difference is immaterial to our financial statements. On average, our online orders are delivered in three days. Our most recent analysis for fiscal 2014 estimated a year over year impact to net sales and net income of approximately $0.5 million, or 0.00% of sales, and $0.1 million, or 0.02% of our net loss, respectively. In addition, as of the end of fiscal year 2014, we estimate a cumulative impact to net sales and net income of approximately $8.2 million and $2.6 million, respectively. We believe these amounts are immaterial to our consolidated financial statements.

We have controls in place to monitor our revenue recognition practice regarding delivery sales to ensure that the impact of this practice is not material to the financial statements.

4.	Please tell us your consideration of disclosing the amount of commissions earned on sales generated by licensed departments included in net sales for each of periods presented.

Response:

In fiscal years 2014, 2013 and 2012, commissions earned on sales generated by licensed departments represented less than one percent of total net sales. In accordance with Regulation S-X, Rule 5-03(b), items comprising not more than 10 percent of the total of all items of a class may be combined. Since the commissions earned on sales generated by licensed departments are not material, we do not believe that separate disclosure is warranted.

Selling, General and Administrative Expenses, page 68

5.
We note your disclosure in your analysis of results of operations that income from the JCPenney private label credit card activities is recorded as a reduction of your SG&A expenses. Please tell us and revise your disclosures in future filings to quantify the amount of net revenues from your credit card activities for each period presented. Additionally, please explain to us and revise your disclosure in future filings to clarify what the credit card activities involve and the extent of your obligations.

Response:

In response to the Staff’s comment, in future filings we will revise our disclosure to clarify the nature and extent of our credit card activities, as well as the amount of net revenues from such activities.

Our private label credit card and co-branded MasterCard® programs are owned and serviced by Synchrony Financial (Synchrony). Under our agreement with Synchrony, we receive cash payments from Synchrony based upon the performance of the credit card portfolio. We participate in the programs by providing marketing promotions designed to increase the use of each card, including enhanced marketing offers for cardholders. Additionally, we accept payments in our stores from cardholders who prefer to pay in person when they are shopping in our locations.

The income we earn under our agreement with Synchrony is included as an offset to selling, general and administrative expenses. In fiscal years 2014, 2013 and 2012 we received income of $313 million, $306 million and $208 million, respectively, pursuant to our agreement with Synchrony.

Definitive Proxy Statement on Schedule 14A

Policies and Procedures with Respect to Related Person Transactions, page 6

6.
Please confirm that there were no related person transactions for the 2014 fiscal year. Also, please confirm that in future filings you will include a statement, if true, that there were no related person transactions for that just concluded fiscal year.

Response:

We confirm that there were no related person transactions for the Company’s fiscal year ended January 31, 2015. We also confirm that in future filings we will include a statement, if true, that there were no related person transactions for the just concluded fiscal year.

   *   *   *

Should the Staff have any additional comments or need further information, please contact Dennis P. Miller, Senior Vice President and Controller, at 972-431-2202 or dpmiller@jcp.com, Salil Virkar, Vice President, Associate General Counsel and Corporate Secretary, at 972-431-1211 or svirkar@jcp.com, or me at 972-431-1929 or edrecord@jcp.com.

Respectfully,

/s/ Edward J. Record
Edward J. Record
Executive Vice President and Chief Financial Officer

cc: Myron E. Ullman, III
Marvin R. Ellison
Dennis P. Miller
Janet Link
Salil R. Virkar